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                                                                    EXHIBIT (18)





January 30, 1998


Board of Directors and Shareholders
The Gorman-Rupp Company
305 Bowman Street
Mansfield, Ohio 44903

Dear Sirs:

Note B of Notes to the Consolidated Financial Statements of The Gorman-Rupp Company and Subsidiaries (the "Company") incorporated by reference in its Annual Report on Form 10-K for the year ended December 31, 1997 describes a change in the method of accounting for inventories at the Company's Patterson Pump Company subsidiary and IPT Division. The Company has changed from the first-in first-out to the last-in first-out ("LIFO") method of accounting for inventories. You have advised us that you believe that the change is to a preferable method in your circumstances because:

       1) The LIFO method will provide for a better matching of current production costs with current revenues as the most recently incurred costs will be expensed as inventory is sold.

       2) Adoption of LIFO at Patterson Pump and IPT will improve consistency among the domestic operations of Gorman-Rupp as all U.S. operations will then be using the LIFO method.

There are no authoritative criteria for determining a preferable inventory cost-flow method based on the particular circumstances; however, we conclude that the change in the method of accounting for inventories at Patterson Pump and IPT is to an acceptable alternative method which, based on your business judgment to make this change for the reasons cited above, is preferable in your circumstances.

                                               Very truly yours,


                                               /s/ Ernst & Young LLP







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